SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13E-3

(Amendment No. 1)

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

LIBERATE TECHNOLOGIES

(Name of the Issuer)

Liberate Technologies

(Names of Filing Person(s) Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

530129-10-5

(CUSIP Number of Class of Securities)

Gregory S. Wood

Executive Vice President and Chief Financial Officer
Liberate Technologies

310 University Avenue, Suite 201

Palo Alto, California 94301

(650) 330-8960

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Kenton J. King, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1100

Palo Alto, California 94301

(650) 470-4500

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation(*)	Amount of Filing Fee
$4,000,000	$470.80

*Calculated solely for purposes of determining the filing fee.  This amount assumes the acquisition of approximately 20,000,000 shares of common stock for $0.20 per share in cash in lieu of issuing fractional shares to holders of less than 250,000 shares of common stock after the proposed reverse/forward stock split.  The amount of the filing fee was determined by multiplying the Transaction Valuation by $117.70 per million.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $470.80	Filing Party: Liberate Technologies

Form or Registration No.: Schedule 13E-3	Date Filed: June 23, 2005

INTRODUCTION

This Amendment No. 1 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) initially filed on June 23, 2005 by Liberate Technologies, a Delaware corporation (“Liberate”), in connection with a proposed going private transaction.  At a special meeting of stockholders, Liberate’s stockholders of record will vote on approval of an amendment to Liberate’s Sixth Amended and Restated Certificate of Incorporation to effect a 1-for-250,000 reverse stock split immediately followed by a 250,000-for-1 forward stock split of Liberate’s common stock.

This Amendment No. 1 to the Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “SEC”) concurrently with the filing of Amendment No. 1 to Liberate’s preliminary proxy statement on Schedule 14A (as amended, the “Proxy Statement”) pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of the Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement.  As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.  The Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.  All parenthetical references under the various items in the Schedule 13E-3 are references to the corresponding items contained in Regulation M-A under the Exchange Act.

ITEM 2.  SUBJECT COMPANY INFORMATION.

Item 2(a) of the Schedule 13E-3 is amended and restated as follows:

(a)           The name of the subject company is Liberate Technologies, a Delaware corporation.  Liberate’s principal executive offices are located at 310 University Avenue, Suite 201, Palo Alto, California 94301 and its telephone number is (650) 330-8960.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

Item 3(a) of the Schedule 13E-3 is amended and restated as follows:

(a)     The address of each director and executive officer of Liberate is c/o Liberate Technologies, 310 University Avenue, Suite 201, Palo Alto, California 94301 and its telephone number is (650) 330-8960.

ITEM 13.  FINANCIAL STATEMENTS.

Item 13(a) of the Schedule 13E-3 is amended and restated as follows:

(a)     The financial information in Liberate’s Annual Report on Form 10-K for the year ended May 31, 2005 is incorporated herein by reference.  The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Selected Financial Information — Summary Historical Financial Information,” “INCORPORATION BY REFERENCE” and “WHERE YOU CAN FIND MORE INFORMATION” is incorporated herein by reference.

ITEM 16.  EXHIBITS.

                Item 16 of the Schedule 13E-3 is amended by replacing Exhibit (a)(1) with the following:

(a)(1)

Amendment No. 1 to Preliminary Proxy Statement of Liberate (incorporated herein by reference to Amendment No. 1 to Liberate’s Schedule 14A filed with the Securities and Exchange Commission on August 26, 2005).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 26, 2005

LIBERATE TECHNOLOGIES

	By:	/s/ Gregory S. Wood
Gregory S. Wood
Executive Vice President and
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)

Amendment No. 1 to Preliminary Proxy Statement of Liberate (incorporated herein by reference to Amendment No. 1 to Liberate’s Schedule 14A filed with the Securities and Exchange Commission on August 26, 2005).